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DUPONT LOGO                                                       DUPONT ADDRESS

April 17, 2003

Dear DuPont Canada Shareholder:

     I am pleased to enclose an offer whereby DCI Acquisition Inc., a subsidiary of E. I. du Pont de Nemours and Company ("EID"), is offering to purchase all of the outstanding DuPont Canada class A common shares, series 1 ("Common Shares") that it (and its affiliates) do not already own for C$21.00 cash per Common Share. As you probably know, EID currently owns approximately 76% of the Common Shares of DuPont Canada.

     EID's proposed acquisition of the minority interest in DuPont Canada is part of EID's previously announced intent to separate DuPont Textiles & Interiors (DTI) by the end of 2003, market conditions permitting. A Special Committee of the DuPont Canada board of directors was established in May 2002 to consider the implications of the DTI separation for DuPont Canada.

     DUPONT CANADA'S BOARD OF DIRECTORS RECOMMENDS THAT DUPONT CANADA MINORITY SHAREHOLDERS ACCEPT OUR OFFER. IN MAKING ITS RECOMMENDATION, THE BOARD RECEIVED THE UNANIMOUS RECOMMENDATION OF THE SPECIAL COMMITTEE, WHICH HAD REVIEWED THE OFFER AND RECEIVED ADVICE FROM ITS FINANCIAL ADVISOR.

REASONS TO ACCEPT THE OFFER

     We believe the Offer represents an attractive opportunity for you to realize full and fair value for your Common Shares, and that minority shareholders of DuPont Canada should accept the Offer for the following reasons:

     - INDEPENDENT FAIRNESS OPINION SUPPORTS THE OFFER -- TD Securities Inc., the financial advisor to the Special Committee, has provided its written opinion that, as of March 19, 2003, the Offer is fair, from a financial point of view, to DuPont Canada's minority shareholders.

     - INDEPENDENT VALUATION OF THE DUPONT CANADA COMMON SHARES SUPPORTS THE OFFER -- The value of the consideration being offered is in the range of the valuation of DuPont Canada's Common Shares prepared by TD Securities Inc., which determined that the fair market value of DuPont Canada's Common Shares, as of March 19, 2003, is in a range of C$20.00 to C$23.00 per share.

     - DUPONT CANADA DIRECTORS RECOMMEND ACCEPTANCE OF THE OFFER -- Your board of directors, including the members of the Special Committee established to review the transaction, recommends that DUPONT CANADA MINORITY SHAREHOLDERS ACCEPT THE OFFER.

     - THE OFFER PRICE REPRESENTS A PREMIUM OVER PREVIOUS TRADING PRICES -- The Offer represents a premium of 21.8% over the closing price on the day prior to the announcement of our intention to make the Offer and a premium of 27.3% over the 10-day average closing price prior to the announcement.

     - SHAREHOLDERS CURRENTLY HAVE LIMITED LIQUIDITY FOR THEIR COMMON SHARES -- The Offer provides an opportunity for shareholders to monetize their investment at a full and fair price.

     The Offer is open for acceptance until 11:59 p.m. (Toronto time), on Friday, May 23, 2003, unless extended or withdrawn. Detailed instructions for depositing your shares are included in our Offer circular and the accompanying letter of transmittal and notice of guaranteed delivery. We urge you to review those documents carefully and, if you have any questions as to how to tender your shares, consult the dealer managers (Merrill Lynch Canada Inc. or BMO Nesbitt Burns Inc. in Canada and Merrill Lynch, Pierce, Fenner & Smith Incorporated or BMO Nesbitt Burns Corp. in the United States), the information agent (Innisfree M&A Incorporated) or your financial or legal advisor.

Sincerely,

C.O. HOLLIDAY, JR. SIGNATURE

Charles O. Holliday, Jr.
Chairman and Chief Executive Officer